Exhibit 10.3

TaylorMorrison

December 28, 2012

Darrell Sherman

c/o TaylorMorrison Inc.

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

Re:	Amendment to Employment Agreement

Dear Darrell:

This letter confirms your acceptance of a clarifying change to that certain Employment Agreement, by and between you and Taylor Morrison Inc. (the “Company”), dated as of February 1, 2011 (your “Employment Agreement”), which is designed to avoid adverse tax consequences that could otherwise arise absent this amendment.

Notwithstanding anything to the contrary in your Employment Agreement or otherwise, the payment schedule for any severance due under your Employment Agreement shall run from the date of your termination from employment; provided, that: (i) the “Separation Agreement and Release of Claims” required to be signed by you under your Employment Agreement in order to receive any severance payments and benefits thereunder must, within 55 days following the date of termination of employment be executed by you, delivered to the Company and become irrevocable in accordance with its terms; (ii) no severance payment will be made to you pursuant to your Employment Agreement until the first regular payroll date following the date on which the condition described in clause (i) is satisfied; and (iii) any severance payments that would have otherwise been paid to you between the date of termination of employment and such payroll date shall be paid to you on such payroll date.

All other terms and conditions of your Employment Agreement remain the same and arc unaffected by this letter. Except as specifically provided herein, this letter shall not constitute a waiver, amendment or modification of any term or condition of your employment and the provisions of your Employment Agreement shall remain in full force and effect.

Please indicate your acceptance of this amendment to your Employment Agreement by signing and returning a copy of this letter, to Katy Owen, no later than December 31, 2012.

Sincerely,

/s/ Sheryl Palmer
Sheryl Palmer
President and Chief Executive Officer

Agreed to and Accepted by:

/s/ Darrell Sherman
Darrell Sherman

Date: 12-31-12

TaylorMorrison

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made by and between the Executive and the Company to be effective as of February 1, 2011 subject to the terms and conditions herein.

1.	Employee

Darrell Sherman (the “Executive”)

2.	Employer

Taylor Morrison, Inc. (“the Company,” a term which for the purposes of this Agreement includes Taylor Wimpey PLC and all affiliates or subsidiaries thereof) with its principal place of business and corporate office located in Phoenix, Arizona.

3.	Terms of Employment

The Executive was first employed by the Company on June 15, 2009 and Executive remains in the employ of the Company. This Agreement shall be deemed effective as of February 1, 2011 and shall continue for Executive’s employment unless Executive is terminated pursuant to Section 12 of this Agreement.

4.	Position and Duties

The Executive is serving as Vice President and General Counsel and is responsible for overseeing the management and operations for the Legal function for North America and Executive shall continue to serve in such capacity under the terms of this Agreement. Additionally, Executive will have the duties, responsibilities and authority assigned by the President/CEO and/or Board of Directors. The Executive currently reports to the President/CEO of Taylor Morrison, Inc. The Executive shall carry out assigned duties in good faith and in the best interests of the Company, consistent with the policies and business strategies of the Company. Executive agrees to faithfully perform at all times the duties assigned to Executive to the best of Executive’s ability, experience and talents and to devote to Company all of Executive’s undivided working time, attention and efforts. During employment with Company, Executive agrees not to hold employment, ownership, directorship or any interest whatsoever in any competing business, entity or enterprise. Executive’s duties include reasonable business travel, either as necessary to meet the job or as directed by Company.

5.	Conditions of Employment

Executive agrees to the terms and conditions contained in this Agreement, the Company’s employee handbook, and other Company policies as they may be changed by Company in its sole discretion from time to time.

6.	Salary

The Executive’s current base salary shall be per annum, paid bi-weekly on regularly scheduled payroll dates. The Executive’s base salary shall be reviewed annually at the end of each calendar year and may be adjusted by the Company in accordance with the Company’s compensation policies, overall financial condition and other business factors.

7.	Conflicts of Interest

Executive agrees to avoid actual or potential conflicts of interest with Company’s business. In this regard, Executive agrees (1) not to solicit, offer, or accept any gifts, gratuities, bribes, or other financial benefit in excess of $100.00 from actual or prospective customers, vendors, suppliers, or competitors; and (2) not to have, either directly or indirectly through Executive’s family, financial interests in competing or supplying companies which could affect Executive’s duties to Company. When issues of potential conflict arise, Executive agrees to immediately discuss them with Company’s President/CEO.

8.	Contributions.

Executive agrees not to offer or provide the contribution of labor, materials, or inventory for charity, civil, social, or community use or service, outside the normal course of day to day operating practices, without the prior written approval of the President/CEO.

9.	Benefits

The Executive shall be eligible to participate in the following incentive compensation, retirement and benefits plans as such plans may exist from time to time and any replacements or variations thereof (collectively, the “Compensation and Benefits Plans”) which are offered to similarly situated executives:

9.1	The Company’s Annual Bonus Program;

9.2	The Company’s Nonelective Bonus Deferral Program;

9.3	The Company’s Long-term Incentive Plan;

9.4	The Company’s Employee Stock Purchase Plan;

9.5	The Company’s Non-Qualified Management Deferred Compensation Plan;

9.6	The Company’s 401(k) and Cash Balance Retirement Plans; and

9.7	The Company’s Employees’ Welfare Benefit Plans

Nothing in this Agreement shall obligate the Company to continue the Compensation and Benefit Plans, or to continue them in their current forms. The Company may terminate, modify or amend the Compensation and Benefit Plans at any time or from time to time in accordance with the terms and provisions of such plans and applicable law.

10.	Business Expense Reimbursement

The Company shall reimburse the Executive for reasonable business-related expenses properly and reasonably incurred by the Executive in connection with the performance of the Executive’s duties, subject to such expenses being properly claimed and substantiated in accordance with Company policies in force from time to time.

11.	Vacation and Holidays

The Executive shall be entitled to paid vacation and paid holidays in accordance with Company policies in force from time to time.

12.	Termination of Employment

12.1	The Company may terminate the Executive’s employment by giving written notice of termination to the Executive at any time, with or without “Good Cause” (as defined below).

12.2	The Executive may voluntarily terminate employment at any time, with or without cause, by giving 60 days written notice of termination to the Company.

12.3	If the Company terminates the Executive’s employment without Good Cause, the Executive shall be entitled to be paid the following subject to certain conditions:

a) An amount equal to the Executive’s current base salary at the time of termination as a “Severance Payment” if the Executive executes and returns the Company’s “Separation Agreement and General Release.” The Severance Payment shall be paid in 26 equal installments, commencing on the first regular payroll date which occurs after the effective date of termination in accordance with the Company’s payroll schedule and occurring after (and only if) the Executive has executed and returned the Company’s then current “Separation Agreement and General Release.”

b) In addition to the Severance Payment, the Company shall pay the applicable COBRA premiums for Executive and eligible dependents enrolled (if any) in any then existing Welfare Benefit Plans which are group health plans (the “COBRA” Benefit”), commencing on the effective date of termination through the earlier of (i) one year from the date of termination or (ii) the date that EMPLOYEE becomes eligible for health insurance coverage under another group health insurance program, if the Executive has executed and returned the Company’s “Separation Agreement and General Release.” Executive agrees to promptly notify the COMPANY in writing if the Executive becomes eligible for health insurance coverage under another group health insurance program.

c) Notwithstanding the fact that the Executive may not be employed by the Company on the date that the Executive would otherwise be eligible to receive the Executive’s annual bonus payment under the Company’s Annual Bonus Program for the performance period(s) prior to the effective date of termination, the Company will include the Executive in the Annual Bonus Program and calculate a bonus payout pursuant to the Annual Bonus Program plan matrix which will then be prorated based on the number of days that the Executive was employed by the Company in the applicable performance period(s). Any bonus payment described herein will be made to the Executive on the date that the Company pays other employees under the Annual Bonus Program.

In the event that the financial targets identified in the Executive’s Annual Bonus Program plan have not been formalized or are unable to be determined, the Executive’s overall Annual Bonus Plan Attainment as a percent of the Executive’s Annual Bonus Opportunity will be calculated for each of the prior three completed or annualized partially completed performance periods the Executive was employed by the Company, then averaged to establish a Projected Annual Bonus Plan Attainment Percentage. If Executive does not have three years of bonus history, the Projected Annual Bonus Plan Attainment Percentage will be equal to the Taylor Morrison NA Corporate bonus percentage attained for same three year period. The Executive’s current Annual Bonus Plan Opportunity will be multiplied by the Projected Annual Bonus Plan Attainment Percentage to calculate a bonus payout which will then be prorated based on the number of days that the Executive was employed by the Company in the applicable performance period.

Issuance of this negotiated bonus payment to which Executive otherwise would not be entitled requires that the Executive execute and return the “Separation Agreement and General Release” described herein.

d) Any unpaid salary for time worked and accrued vacation pay shall be paid promptly after the Executive’s termination of employment.

12.4	If the Executive voluntarily resigns or is terminated by the Company for Good Cause, the Executive shall not be entitled to the Severance Payment, COBRA Benefit or Annual Bonus Program, but shall only be entitled to be paid any unpaid salary for time worked and accrued vacation pay through the date of termination. Such unpaid salary and accrued vacation, if any, shall be paid promptly after the Executive’s termination.

Notwithstanding the foregoing, in the event of a Change in Control, as hereinafter defined, combined with either (a) the Executive’s organizational level, scope of duties and responsibilities, or total compensation being materially changed, or (b) the Executive’s offices being moved more than 50 miles from their current assigned location, then the Executive may, by written notice to the Company within 30 days of the occurrence of (a) or (b), terminate this Agreement, in which case the Executive shall receive the Severance Payment specified in 12.3(a), COBRA benefit specified in 12.3(b), and the Annual Bonus payment specified in 12.3(c) upon execution of the Company’s “Separation Agreement and General Release”. “Change in Control” shall mean (i) the sale of all or substantially all of the assets of Taylor Morrison, Inc. (the “Direct

Employer”), (ii) the sale of over 50% of the voting stock in the Direct Employer or any entity indirectly or directly controlling the Direct Employer, (iii) the merger of the Direct Employer or any entity indirectly or directly controlling the Direct Employer.

12.5	Except as specifically set forth in this Agreement, nothing in this Agreement is intended to affect either the Company’s or the Executive’s rights and obligations under the Compensation and Benefit Plans in the event of the Executive’s termination of employment, and the terms and provisions of the Compensation and Benefit Plans shall control in the event of the Executive’s termination.

12.6	The payment of any Severance Payment specified in 12.3(a), COBRA benefit specified in 12.3(b), and the Annual Bonus payment specified in 12.3(c) to the Executive upon termination of the Executive’s employment (no matter the cause) shall be conditioned upon execution by the Executive of a general release (“Separation Agreement and General Release”), in such form as the Company may reasonably require, of any and all claims against the Company (and their respective officers, directors and employees) arising out of or relating to the executive’s employment with the Company and/or the termination thereof.

12.7	The term “Good Cause” shall mean the occurrence of any of the following by the Executive: (i) Executive is convicted of, pleads guilty to, or confesses to any felony or any act of fraud, theft, misappropriation or embezzlement; (ii) any act or omission by Executive involving malfeasance, negligence, or intentional failure in the performance of Executive’s duties to the Company and, within five (5) days after written notice from the Company of any such act or omission, Executive has not corrected such act or omission; or (iii) Executive otherwise fails to comply with the terms of this Agreement or deviates from any written policies, directives of the Board of Directors, employee handbook, or rules of conduct, including without limitation, the Company’s drug and alcohol and no harassment policies, as the Company may change such policies from time to time.

12.8	All payments made to the Executive under this Agreement and/or the Compensation and Benefit Plans are subject to applicable withholding as required by law.

12.9	The Executive agrees that the Company may offset any monies due or owing to the Company from the Executive against any payments due to the Executive under this Agreement or the Compensation and Benefit Plans.

12.10	In the event that the Executive breaches any of the provisions of this Agreement, the Executive agrees that the Company, without limiting any other rights or remedies that it may have under the law, may cease making any further payments of any type (Severance, COBRA or Annual Bonus Program) which may be due to be paid.

13.	Proprietary and Confidential Information

Executive acknowledges that in the course of employment, Executive has or will have access to and obtained or will obtain knowledge of trade secrets and/or confidential information relating to the Company’s business. Confidential information means information which is treated by the

Company as confidential and which is of value to the Company because it has not been made generally available to the public or to competitors of the Company (other than by fault of Executive), and includes but is not limited to such information related to the Company’s methods of operation and sales, current and future development, expansion or contraction plans of the Company, information concerning personnel assignments and personnel matters, and any other information relating to the Company’s business that is treated by the Company as confidential. Executive agrees that during employment with the Company and for a period of two (2) years following the termination of said employment, Executive shall not, other than on behalf of the Company, divulge or make use of any confidential information of the Company directly, indirectly, personally, or on behalf of any other person, business, corporation or entity. This covenant is not intended to and does not limit in any way Executive’s duties and obligations to the Company under statutory or case law not to disclose or make personal use of such information or any trade secret information of the Company.

14.	Non-Solicitation of the Customers and Suppliers

Executive agrees that the Company’s relationships with its Customers and Suppliers are solely the assets and property of the Company. Executive agrees that for a period of two (2) years following termination of Executive’s employment with the Company for any reason, Executive shall not directly or through others solicit or attempt to solicit any of the Company’s Customers and/or Suppliers for the purpose of providing products or services competitive to those offered by the Company. This restriction applies only to those Customers and/or Suppliers with whom Executive had material contact on behalf of the Company. “Material contact” means: (i) direct personal contact with a Supplier or Customer for the purpose of, respectively, purchasing real estate, materials or services for use by the Company or selling the Company’s real estate, products or services to Customers or (ii) any direct supervision of direct personal contacts other employees of the Company may have with Suppliers and/or Customers. Customers and Suppliers are those Customers or Suppliers with whom Executive had material contact within one (1) year prior to the termination of Executive’s employment with the Company. The terms Customer and Supplier shall also include prospective Customers and Suppliers of the Company. “Customers and Suppliers” does not include any of the companies listed on Exhibit A which is incorporated into this agreement.

15.	Non-Solicitation of the Company Employees

Executive agrees that Company has invested substantial time and effort in assembling and training its present staff of personnel. Accordingly, Executive agrees that for a period of two (2) years from the date of termination, Executive will not directly or indirectly induce or solicit or seek to induce or solicit on behalf of Executive or other persons or entities, any of the Company’s employees to leave employment with the Company if said employee was employed by the Company during the last six (6) months of the Executive’s employment.

16.	Other Employment After Termination.

Executive acknowledges and represents that Executive has substantial experience and knowledge such that Executive can readily obtain subsequent employment which does not violate this Agreement. Executive also agrees that Company may notify any future employer of Executive or any prospective future employer of Executive as to the existence and provisions of this Agreement and Company’s intention to enforce its rights hereunder.

17.	Notices

All notices and other communications given pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or by recognized overnight courier or certified mail: (1) to the Executive at the Executive’s address as shown in the Company’s records; or (2) the Company at its principal office in the State of Arizona (or such other office as may be confirmed by the Company from time to time) to the attention of the Company’s President and Chief Executive Officer.

18.	Company Property

All equipment, computers, notebooks, documents, memoranda, reports, photographs, files, books, correspondence, employee or other lists, calendars, card files, Rolodexes, and all other written, electronic, and graphic records affecting or relating to the business of Company and its employees, regardless of the medium in which such information is stored, shall be and remain the sole and exclusive property of Company. Executive agrees not to remove any things or documents from Company premises at any time unless those things or documents are necessary to those duties which the Executive must perform outside of Company premises. Executive shall not participate in any way with either the sale or the removal from Company-controlled premises of any materials, equipment, tools, labor, computer software, corporate forms, information, data, manuals or any other Company property, without the prior written approval of the President/CEO. In the event of termination of employment with Company for any reason, Executive shall promptly deliver to Company all equipment, computers, including laptop computers, notebooks, documents, memoranda, reports, photographs, files, books, correspondence, employee or other lists, calendars, card files, Rolodexes, and all other written, electronic, and graphic records relating to Company’s business, which are or have been in the possession or under control of Executive. Executive shall not maintain any copy or other reproduction whatsoever of any of the items described in this section after the termination of such employment.

19.	Arbitration

The parties understand and agree that any claim of any nature whatsoever, including those arising out of or connected with Executive’s employment with Company, including but not limited to wrongful termination, breach of contract, defamation, and claims of discrimination (including age, disability, sex, religion, national origin, race, color, etc.), harassment or retaliation whether under federal, state or local laws, regulations, or Executive Orders, common law, or in equity, shall be decided by submission to final and binding arbitration. The arbitrator shall be a retired or former state or federal court judge. The parties further agree that the performance of Executive’s duties as contemplated by this employment agreement involves commerce. This arbitration provision shall be governed by the Federal Arbitration Act. The arbitrator shall apply the law (including applicable filing limitations periods and exhaustion of administrative remedies) to the same extent, and with same force and effect as would an Arizona court or a federal court sitting in Arizona. The arbitration shall be pursuant to rules and procedures hereafter adapted by Company, and failing such adoption, the Federal Rules of Civil Procedure. Judgment shall be final upon the award rendered by the arbitrator and may be entered in any court having jurisdiction thereof. The parties further understand and agree that actions seeking temporary injunctions are hereby excluded from arbitration and, therefore, may be sought in a court of appropriate jurisdiction without resort to arbitration, even though resolution of the underlying claim must be submitted to arbitration.

Employee Signature:	/s/ Darrell C. Sherman

20.	Remedies

Executive agrees that should a breach of any portion of this Agreement be asserted by Company, Company shall be entitled to cease immediately any outstanding payments due to Executive under this Agreement. Prior to ccasing any such payments, Company will provide written notice to Executive and allow Executive five (5) calendar days from date of such notice to cure the breach. Executive also agrees that Executive’s covenants contained in this Agreement are the essence of this Agreement; that each such covenant is reasonable and necessary to protect the business, interests and properties of Company; and that irreparable loss and damage will be suffered by Company should Executive breach any of the covenants. Therefore, Executive agrees and consents that, in addition to all the remedies provided at law or in equity, Company shall be entitled to a temporary restraining order and temporary and permanent injunctions to prevent a breach or contemplated breach of any of the covenants. The Parties agree that all remedies available to the Parties shall be cumulative and that the Parties shall be entitled to collect separate damages for each covenant or restriction breached. Executive acknowledges that should Executive violate any of the covenants of this Agreement, it will be difficult to determine the resulting damages to Company and that monetary damages would not be adequate in any event. In addition to any other remedies it may have, Company shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage Executive shall indemnify Company for all costs, expenses, liabilities, and damages, in connection with Company’s response to any breach by Executive of any provision of this Agreement. Executive shall be liable to pay all costs, including without limitation, reasonable attorneys’ fees, which Company may incur in enforcing, to any extent, the provisions of this Agreement, whether or not litigation is actually commenced and including litigation of any appeal taken or defended by Company in an action to enforce this Agreement. Company may elect to seek one or more of these remedies at its sole discretion on a case-by-case basis. Failure to seek any or all remedies in one case does not restrict Company from seeking any remedies in another situation. Such an action by Company shall not constitute a waiver of any of its rights.

21.	Miscellaneous

21.1	In the event any portion of this Agreement is held to be invalid, void or unenforceable by an arbitrator or a final judgment of any court of competent jurisdiction, such portion of the Agreement shall be deemed severed and the remaining parts of this Agreement shall remain in full force and effect. The waiver by either party of any breach of any provision of the Agreement, or of the right to enforce any provision of the Agreement, shall not operate of be construed as a waiver of any subsequent breach or right of enforcement.

21.2	This Agreement shall be governed and construed in accordance with the laws of the State of Arizona, and the proper venue for any dispute hereunder shall be the state or federal court (as applicable) in the county of the Direct Employer’s principal office in the State of Arizona.

21.3	This Agreement contains the entire agreement between the parties relating to its subject matter and supersedes all prior or contemporaneous agreements, understandings and representations, oral or written. No modification or amendment to this Agreement shall be valid unless the same is in writing and signed by both parties to this Agreement.

21.4	This Agreement shall be binding upon and inure to the benefit of the Executive and the Company and, as applicable, their respective legal representatives, heirs, successors and assigns.

This Agreement has been executed on the dates set forth below, effective as of February 1, 2011.

Date: February 1, 2011	THE EXECUTIVE:

/s/ Darrell C. Sherman

THE COMPANY:

TAYLOR MORRISON, INC.,
a Delaware corporation

	By:	/s/ Sherlyl D. Palmer
	Name:	Sherlyl D. Palmer
	Title:	President and Chief Executive Officer

Exhibit A

Companies not included in the definition of “Customers and/or Suppliers:”